Exhibit 99.4

AMEX:ROY	NR 07-13
TSX:IRC	May 18, 2007

INTERNATIONAL ROYALTY INCREASES

CREDIT FACILITY TO US$40 MILLION

DENVER, COLORADO – May 18, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (“IRC”) announces that it has increased its line of credit from US$20 million to US$40 million.  The increase was arranged with Bank of Nova Scotia to support future acquisitions.  The line of credit was entered into on January 8, 2007 for a two-year term with annual renewals.  The facility is available for general corporate purposes including the acquisition of mineral royalty interests and is subordinate to IRC’s existing debentures.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com